Exhibit 99.2

CANADIAN SUPERIOR ENERGY INC.

PROXY
Solicited by Management for the Annual Meeting of Shareholders
to be held on May 12, 2006

The undersigned holder of common shares of Canadian Superior Energy Inc. (the “Corporation”) hereby appoints Gregory S. Noval, Chairman and Chief Executive Officer of the Corporation, or, failing him, Michael E. Coolen, President and Chief Operating Officer of the Corporation, or instead of either of the foregoing,                                                                as proxyholder, with power of substitution, to attend, to act and to vote all common shares in the capital of the Corporation owned by the undersigned for and on behalf of the undersigned at the Annual Meeting of shareholders of the Corporation (the “Meeting”) to be held in the Wildrose Room, Sheraton Suites Eau Claire Hotel, 255 Barclay Parade S.W. Calgary, Alberta, T2P 5C2 on May 12, 2006, commencing at 11:00 AM (Calgary time), and at any adjournment thereof and at every poll which may take place in consequence thereof upon the matters which may come before the Meeting, and the undersigned hereby revokes any prior proxy appointing a proxyholder for the undersigned at the Meeting or any adjournment thereof.

The said proxyholder is instructed to vote as follows:

1.                                       FOR (  ) or WITHHOLD FROM VOTING FOR (   ) the appointment of Myers Norris Penny LLP as auditors of the Corporation and to authorize the Board of Directors to fix such auditors’ remuneration.

2.                                       FOR (  ) or WITHHOLD FROM VOTING FOR (   ) the resolution to set the number of directors to be elected at the Meeting at six.

3.                                       FOR (  ) or WITHHOLD FROM VOTING FOR (   ) the election of each of the nominees named in the accompanying management information circular as directors of the Corporation.

4.                                       On any other matters that may properly come before the Meeting in such manner as the said proxyholder may see fit.

The common shares of the Corporation represented by this proxy will be voted for or against, or voted or withheld from voting on any motion, by ballot or otherwise, in accordance with any indicated instructions. This proxy is being solicited by or on behalf of management of the Corporation. In the absence of any instructions above, this proxy will be voted at the Meeting FOR the resolutions referred to in items 1 through 3 above.

If any amendment or variation to the matters identified in the notice of meeting which accompanies this proxy is proposed at the Meeting or any adjournment thereof, or if any other matters properly come before such Meeting or any adjournment thereof, this proxy confers discretionary authority to vote on any such amendment or variation or such other matters according to the best judgement of the appointed proxyholder.

Capitalized terms used in this proxy not otherwise defined herein shall have the meanings ascribed to such terms in the accompanying management information circular.

DATED this                                   day of                                                                    , 2006.*

Signature of Shareholder

Please Print Name

*	If this proxy is not dated, it shall be deemed to bear the date on which it is received by Valiant Trust Company.
**

This proxy must be dated and executed by the shareholder or his attorney in writing or, if the shareholder is a body corporate, it must be executed under its corporate seal or by an officer or attorney thereof duly authorized. Persons signing as attorneys, executors, administrators, trustees, etc., should so indicate and provide satisfactory evidence of such authority and must be received at the offices of Valiant Trust Company, 310, 606 - 4th Street S.W. Calgary, Alberta, T2P 1T1, (or Fax 1-403-233-2857) not less than forty-eight hours (excluding Saturdays, Sundays and holidays in the Province of Alberta) before the Meeting.

A shareholder has the right to appoint a person or company (who need not be a shareholder of the Corporation) other than the persons designated in this proxy as his or her nominee to attend and to act for him or her and on his or her behalf at the Meeting. To exercise such right, the Shareholder should insert the name of his or her nominee in the blank space provided for that purpose above or complete another proxy and deliver it as indicated below.

SHAREHOLDERS WHO ARE UNABLE TO ATTEND THE MEETING ARE REQUESTED TO COMPLETE THIS PROXY AND RETURN IT TO THE CORPORATION’S TRANSFER AGENT, VALIANT TRUST COMPANY, 310,  606 – 4TH STREET S.W. , CALGARY, ALBERTA, T2P 1T1, (OR FAX 1-403-233-2857) IN ORDER TO BE VALID, PROXIES MUST BE RECEIVED BY VALIANT TRUST COMPANY AT THE ABOVE ADDRESS NOT LESS THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS IN THE PROVINCE OF ALBERTA) BEFORE THE TIME SET FOR THE HOLDING OF THE MEETING OR ANY ADJOURNMENT THEREOF.